Mail Stop 0308

December 1, 2004
VIA U.S. MAIL AND FACSIMILE

Robert W. Wright
CEO
PRB Gas Transportation, Inc.
1401 17th Street, Suite 650
Denver, CO  80202


		Re:	PRB Gas Transportation, Inc.
			Registration Statement on Form S-1
			File No. 333-120129
			Filed November 1, 2004

Dear Mr. Wright:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. Please tell us what exemptions you are relying on for the conversion of the preferred stock into shares of common stock and for the exercise of the warrants for shares of common stock that you are attempting to register, as identified in the selling shareholder prospectus. Please note that the Section 4(2) exemption of the Securities Act of 1933 would not be available for these transactions because we deem the filing of a registration statement to be a general solicitation. Also, you may not register the conversion of immediately convertible preferred stock or the exercise of immediately exercisable warrants.
2. Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

Cover Page
3. On the cover page of both of your prospectuses, you must provide the nature of your underwriting relationship. For example, with respect to the underwriting arrangement with Gilford Securities, you should identify the nature of your underwriting agreement. See Item 501(b)(8) of Regulation S-K. Also, disclose on the cover page of the firm commitment prospectus that you are concurrently registering the resale of 3,995,000 shares of common stock, subject to cutbacks based on comment number 1.

Prospectus Summary, page 1

4. Disclose the average age of the wells from which you gather natural gas.

Summary/Selected Historical and Pro Forma Financial Data, pages 3 and
11
5. Please revise your disclosure to indicate that the pro forma information for the Bear Paw acquisition gives effect to the acquisition as if it occurred on January 1, 2003 (the most recent full fiscal year completed).

6. Please revise your unaudited tabular disclosure on page 5 to include adjustments columns between the "Actual" and "Bear Paw acquisition pro forma" columns and the "Preferred stock conversion pro forma" and "Pro Forma as adjusted" columns. An explanatory note should accompany each adjustment.

Risk Factors, page 6

7. Consider including a risk factor regarding the preferred stockholders` right to elect three of the five directors. We note that the preferred stockholders have indicated that they intend to convert the preferred stock for shares of common stock, yet it does not appear that they are unconditionally committed to convert the preferred stock. Also discuss your ability to make dividend payments in this risk factor and in the liquidity section should the preferred stockholders not convert their preferred stock.

Any material nonpayment or nonperformance..., page 6

8. Please identify any customers representing greater than 10% of your revenues here and in the business section. See Item
101(c)(vii).

Special Note Regarding Forward-Looking Statements, page 8
9. Your statement that words such as "will" are used to identify forward-looking statements is confusing since the term "will" generally implies more certainty. Please revise or advise.

Use of Proceeds, page 8

10. It appears that you would like to reserve the right to change your use of the proceeds from this offering. Please provide information on the specific contingencies and the alternatives for the use of proceeds. See Instruction 7 to Item 504.

11. Disclose the interest rate and the maturity of the note payable resulting from the Bear Paw acquisition. See instruction 4 to Item 504 of Regulation S-K.

12. Please note that your underwriter`s commissions are subject to NASD approval.

Capitalization, page 9

13. You assume that the proceeds of the offering will be used to repay the $1.9 million note payable to Bear Paw Energy. The terms of the note require a $1.5 million payment by December 15, 2004. If you are unable to complete the offering by December 15, 2004, please revise your filing to indicate the source(s) of liquidity for the $1.5 million note payment and the potential ramifications to the company if the note payment is not made timely.

Non-GAAP Financial Measure, page 13

14. Please expand the discussion of your use of the non-GAAP financial measure "EBITDA" to include the following:
* The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use such a measure;
* The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and
* The material limitations of the use of EBITDA as a performance measure. Since the company is capital intensive, depreciation and amortization are unavoidable costs of doing business and are material to your results of operations. Any measure of performance that excludes these costs has material limitations.
See "Use of Non-GAAP Financial Measures" under the Division of Corporation Finance`s Frequently Asked Questions, at www.sec.gov for guidance.

15. Non-GAAP financial measures are not permitted on the face of any pro forma financial information that is required by Article 11 of Regulation S-X. Please revise your filing accordingly. See Item
10(e)(1)(ii)(D) of Regulation S-K.

Management`s Discussion and Analysis, page 15

Six months ended June 30, 2004 (PRB) compared to six months ended
June 30, 2003 (TOP predecessor operations), page 16

16. In the discussion of operating expenses, explain why you reduced the number of compressors.

17. You indicate that many of your customers` wells had reached the phase of stable decline, as opposed to the sharp declines that wells experience in the beginning of their lives. However, in your discussions of revenues, there appear to be significantly lower volumes of gas going through your gathering systems belonging to existing producers from period to period. Supplementally tell us, and revise your filing to indicate, whether the decreases in volumes on your systems that you disclose are typical for a stable decline. If the declines are not typical, expand your discussion of results of operations accordingly to explain the reasons for significant fluctuations in throughput. Provide similar revisions, as appropriate, in your discussion of results of operations for Bear Paw Energy LLC.

Subsequent events, page 17

18. You indicate that you are expecting to commence a private placement in November 2004 concurrent with this registration statement. Please discuss your analysis of potential integration issues. Additionally, please discuss the exemption from registration under the Securities Act of 1933 you plan to use for the November 2004 issuance of securities. As stated above, we deem the filing of a registration statement to be a general solicitation.
Liquidity and Capital Resources, page 17

19. Please include the six months ended June 30, 2003 (predecessor) in your discussions of cash flows or supplementally advise us why such disclosures would not be meaningful.

Business, page 19

20. Disclose whether any gas gathering and transportation agreements are with related parties. We note that you have repurchased shares from Mr. Norris, a significant shareholder, who held an interest in companies with whom you had gas gathering and transportation agreements. Supplementally confirm that there are no related party transactions other than those set forth in the registration statement.

21. Disclose the material terms of your gas gathering and transportation agreements. For example, we note that you disclose the current fees per MCF, but you should describe the specific provisions that result in reducing these fees based on achieving certain production amounts. File the gas gathering and transportation agreements or provide us with your analysis as to why you do not believe they should be filed.

22. Provide disclosure regarding the extent to which your business is or may be seasonal. See Item 101(c)(v) of Regulation S-K.

Management, page 27

23. Tell us the relationship between Robert W. Wright and Gilford
Securities Incorporated.  We may have further comment.

24. Please revise your filing to include a discussion of Pauline I. Schneider`s business experience between May 2002 and October 2003. Also provide five full years of business experience for Marilena C. Marrelli. See Item 401(e) of Regulation S-K for guidance.

Stock Ownership of Management and Principal Stockholders, page 29

25. Provide this information as of the most recent practicable date. See Item 403(a) and (b) of Regulation S-K. Also update the disclosure regarding the description of securities.

26. To the extent not currently disclosed, please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by each shareholder. Please provide this disclosure here and in the selling shareholder list in the selling shareholder prospectus.

Certain Relationships and Related Transactions, page 30

27. Disclose the initial purchase price of the shares that Mr. Norris acquired, and indicate the amount of proceeds Mr. Norris received upon his sale of the securities to the company. Also, discuss the loan you received from a related party to acquire these securities.

28. State whether each of the transactions identified are on terms that are as favorable as those you could have obtained from an unaffiliated third party. Disclose fully the terms of the related party gas gathering contracts.

29. You disclose here and on page F-18 that a related party provides administrative services for you at no cost and that you do not record an expense for these services because there would be no incremental cost. Help us understand how there would be no incremental cost if the company were to provide the administrative services to which you refer.

Shares Eligible for Future Sale, page 32

30. It is unclear why you have indicated in this section that 800,000 shares are restricted, yet on page 33 you state that 912,000 shares are restricted. Please reconcile this disclosure.

Options, page 32

31. We note that you intend to file a Form S-8 to register shares of common stock issuable under your stock option plan. We also note that you may issue options to consultants. Please tell us the nature of the consulting work that consultants to whom you have issued options have provided to date.

Lockup Agreements, page 33

32. In the second paragraph, disclose that you have filed a registration statement related to the shares you have identified.

Underwriting, page 33

33. Item 508(c) requires that you briefly discuss any securities to be registered that are to be offered otherwise than through underwriters. Please discuss the registration of the selling shareholder securities.

34. Please provide the underwriter`s compensation in a tabular format. See Item 508(e) of Regulation S-K.

35. We note your disclosure in the eighth paragraph that you may include the shares underlying the underwriter`s warrants on a post-effective amendment. You may not include additional shares on a post-effective amendment. Instead, you must file a new registration statement to register these shares. Please revise.

36. We note your disclosure that your officers, directors and other stockholders have agreed not to dispose of their sales without the prior written consent of your underwriter. Please describe the conditions under which the underwriter is likely to consent to the release of shares prior to the expiration of the lock-up period.
37. State whether the underwriter will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally.
Briefly describe any electronic distribution in the filing.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriter has any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your issuer or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

We may have further comment.

38. Please explain whether you plan to have a directed share program for employees and others. If so, please supplementally tell us the mechanics of how and when these shares will be offered and sold to persons in the directed share program. For example, please explain for us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used. When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?

Determination of Offering Price, page 33

39. Your disclosure in response to Item 505 of Regulation S-K does not provide the depth necessary to understand how the company and its underwriters arrived at the offering price. Please provide greater detail on the offering price discussions.

Legal Matters, page 34

40. Specify the "certain" matters that Brownstein Hyatt & Farber,
P.C. will pass upon for the underwriters.

Financial Statements
41. Your Index to Financial Statements on page 36 refers to pro forma financial statements and notes to pro forma financial statements, however it appears that they have been omitted from the filing. Please include them in your revised Form S-1. Refer to Article 11 of Regulation S-X for guidance. We may have further comments after reviewing your pro forma financial statements.

PRB Transportations, Inc.
Statement of Changes in Stockholders` Equity, page F-5
42. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

a. The date of the transaction;

b. The number of shares/options issued/granted;

c. The exercise price or per share amount paid;

d. Management`s fair market value per share estimate and how the estimate was made (in this regard, please elaborate on how you considered each factor that you cited here);

e. An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;

f. The identity of the recipient, indicating if the recipient was a related party;

g. Nature and terms of concurrent transactions; and,

h. The amount of any compensation or interest expense element.

Progressively bridge management`s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the estimated offering price and the fair values included in your analysis.

Notes to Financial Statements
Note 2.  TOP Acquisition, page F-11
43. The purchase price allocation for the TOP acquisition does not reflect an allocation to accounts receivable or prepaid expenses and deposits. This appears to be inconsistent with Article 1.1 of the Asset Purchase Agreement. Tell us why you did not allocate any consideration to these assets and revise your filing, as necessary. Refer to SFAS 141 for guidance.

Note 6.  Commitments
Gas Gathering and Transportation Contracts, pages F-14 and F-15
44. With regard to a ten-year gas gathering contract you disclose that the gathering fee will be reduced from $0.58 per Mcf to $0.52 per Mcf once the shipper has delivered 2 Bcf. You indicate that the threshold has not been reached as of June 30, 2004. Please revise your filing to indicate the volume of gas delivered through the most recent interim period and provide a context for a reader to understand the potential timeframe in which future reductions in unit price per Mcf may occur.
45. We assume that the gas being transported by Bear Paw Energy under your acquired gas contract belongs to your customers. If our assumption is correct, please revise your disclosures here and on page F-31 to clarify that the gas is not "the Company`s."

Note 7. Stockholders` Equity, page F-17

46. You assume a 5% volatility factor for purposes of determining both your pro forma stock compensation expense disclosure and
valuation of warrants issued to consultants.    Please revise your
filing to reflect a volatility figure consistent with the guidance in paragraph 285(b) and Appendix F of SFAS 123. and provide us with the calculations supporting your revised disclosure. If you believe that the 5% volatility assumption is supportable, provide us with detailed support for your assumption.
Note 9.  Subsequent Events, page F-19
Bear Paw Acquisition
47. You indicate that an independent third-party appraisal firm is determining the estimated fair value of the assets acquired. Revise your filing to delete this reference, or provide the name of the third-party appraisal firm to whom you refer, and obtain and file a consent. Refer to Section 436(b) of Regulation C.

Item 15. Recent Sales..., page II-2

48. Please provide the exemptions for each transaction and the facts supporting your belief that the transaction was exempt. Currently, you indicate that all of the transactions were exempt under Regulation D. This is not sufficient.

49. You indicate that substantially all of the purchasers of your unregistered securities were accredited investors. However, the standards listed after you discuss accredited investors do not seem to relate to the objective income and net worth standards for individuals contained within Regulation D Rule 501. Please advise.

Item 16, Exhibits and Financial Statement Schedules, page II-2

50. You appear to be missing some of the required exhibits. Please file these exhibits as soon as possible. Include the opinion by your law firm as to the validity of the securities and the consent of your law firm.

Item 17. Undertakings, page II-2

51. The undertakings required by Item 512 must be followed precisely in your undertakings section. In your amendment, please reproduce the undertakings precisely without omitting material or substituting new language.

52. Please include the undertaking set forth in Item 512(f) of Regulation S-K.

Signatures

53. Please identify the persons who signed in the capacities of principal executive officer, principal financial officer, and controller or principal accounting officer. See Form S-1.
Selling Shareholder Prospectus

54. Include a use of proceeds section in this registration statement. See Item 504 of Regulation S-K.

Selling Security Holders, page SS-3

55. Disclose the nature of any position, office, or other material relationship that the selling security holder has had within the past three years. For example, we note that counsel received securities that you are attempting to register on this registration statement, but you have not identified counsel`s relationship with the company. See Item 507 of Regulation S-K.

Plan of Distribution, page SS-6

56. You must file a post-effective amendment to the registration statement if you enter into an underwriting arrangement regarding the sale of these securities.
57. You indicate that donees, pledgees, transferees and other successors-in-interest of the selling stockholders may offer and sell the shares of common stock under this prospectus. Please note that your registration statement must identify all selling stockholders and provide Item 507 of Regulation S-B information with respect to all selling stockholders. If the donees, pledgees, assignees or other successors-in-interest plan to use this registration statement, they must be identified and Item 507 information must be provided. Supplementally, confirm your understanding of this obligation.
Please be advised that you may add or substitute selling stockholders through the use of Rule 424(b) prospectus supplements if certain conditions are satisfied. For additional guidance, refer to July 1997 Telephone Interpretations, B.81 and H.3.
58. We note your disclosure regarding short sales. Please be advised that short sales of ordinary shares "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of Section 5. Please confirm your understanding.
Exhibits
Consent of Independent Registered Public Accounting Firm

59. Please update the consent to include the appropriate audit report dates.

TOP Asset Purchase Agreement

60. It appears that certain schedules to the agreement have not been filed. Please revise to include all schedules referred to or supplementally tell us what is included in Transferred Assets and Excluded Assets.

Underwriting Agreement

61. The agreement is signed by Robert W. Wright on behalf of both PRB and Gilford. However, it appears that Mr. Wright should sign only in his capacity as CEO of PRB. Mr. Robert A. Maley appears to be the appropriate party to sign on behalf of Gilford based on section 14 of the agreement. Please revise or advise.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact TaTanisha Henderson at (202) 942-2958 or George Ohsiek, Accounting Branch Chief, at (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini at (202) 942-1999, or in her absence, Ellie Quarles, Special Counsel, at (202) 942-1859 or me at (202) 942-1900 with any other questions.


						Sincerely,



						H. Christopher Owings
Assistant Director


PRB Gas Transportation, Inc.
Form S-1
Page 1